Exhibit 99.5

WIPRO LIMITED

CIN: L32102KA1945PLC020800 ; Registered Office : Wipro Limited, Doddakanneli, Sarjapur Road, Bangalore—560035, India

Website: www.wipro.com ; Email id – info@wipro.com ; Tel: +91-80-2844 0011 ; Fax: +91-80-2844 0054

STATEMENT OF AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER AND YEAR ENDED MARCH 31, 2016

( in millions, except share and per share data, unless otherwise stated)

		Quarter ended			Year ended
	Particulars	March 31, 2016	December 31, 2015	March 31, 2015	March 31, 2016	March 31, 2015
1	Income from operations
	a) Net Sales/income from operations (net of excise duty)	137,417	129,516	121,714	516,307	473,180
	b) Other operating income	—	—	—	—	—
	Total income from operations (net)	137,417	129,516	121,714	516,307	473,180
2	Expenses
	a) Cost of materials consumed	—	—	—	2	34
	b) Purchase of stock-in-trade	8,712	7,599	9,521	30,552	34,454
	c) (Increase)/Decrease in inventories of finished stock, work-in-progress and stock in process 717 (583)			(508)	(605)	(2,588)
	d) Employee benefit expense	63,748	61,465	56,827	245,534	224,838
	e) Depreciation and amortisation expense	4,304	3,764	3,267	14,965	12,823
	f) Sub contracting/technical fees/third party application	19,918	17,410	13,395	67,769	52,303
	g) Other expenses	15,182	15,987	14,656	61,069	55,893	15,182

	Total expenses	112,581	105,642	97,158	419,286	377,757

3	Profit from operations before other income, finance costs and exceptional items (1-2)	24,836	23,874	24,556	97,021	95,423
4	Other Income	5,617	6,227	5,476	23,280	19,859
5	Profit from ordinary activities before finance costs and exceptional items (3+4)	30,453	30,101	30,032	120,301	115,282
6	Finance Costs	1,284	1,423	912	5,582	3,599
7	Profit from ordinary activities after finance costs but before exceptional items (5-6)	29,169	28,678	29,120	114,719	111,683
8	Exceptional items	—	—	—	—	—
9	Profit from ordinary activities before tax (7+8)	29,169	28,678	29,120	114,719	111,683
10	Tax expense	6,626	6,248	6,255	25,305	24,624
11	Net profit from ordinary activities after tax (9-10)	22,543	22,430	22,865	89,414	87,059
12	Extraordinary items (net of tax expense)	—	—	—	—	—
13	Net profit for the period (11+12)	22,543	22,430	22,865	89,414	87,059
14	Share of Profit/(loss) of associates	—	—	—	—	—
15	Minority interest	(193)	(89)	(145)	(492)	(531)
16	Net profit after taxes, minority interest and share of profit of associates (13+14+15)	22,350	22,341	22,720	88,922	86,528
17	Paid up equity share capital	4,941	4,941	4,937	4,941	4,937
	(Face value 2 per share)
18	Reserves excluding revaluation reserves				461,137	403,045	4,941
19	EARNINGS PER SHARE (EPS)
	(of 2/- each) (not annualised)
	Before extraordinary items
	Basic (in )	9.10	9.09	9.25	36.20	35.25
	Diluted (in )	9.08	9.07	9.21	36.12	35.13
	After extraordinary items
	(of 2/- each) (not annualised)
	Basic (in )	9.10	9.09	9.25	36.20	35.25
	Diluted (in )	9.08	9.07	9.21	36.12	35.13

1.	The consolidated interim financial results of the Company for the quarter and year ended March 31, 2016 have been approved by the Board of Directors of the Company at its meeting held on April 20, 2016. The statutory auditors have expressed an unqualified audit opinion on these financial results.

2.	The above consolidated interim financial results have been prepared from the condensed consolidated interim financial statements, which are prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

3.	The total revenue from operations represent the aggregate revenue and includes foreign exchange gains/ (losses), net amounting to 1,093, 911 and 294 for the quarter ended March 31, 2016, December 31, 2015 and March 31, 2015, respectively, 3,867 and 3,637 for the year ended March 31, 2016 and March 31, 2015, respectively and is net of excise duty amounting to Nil, Nil and Nil for the quarter ended March 31, 2016, December 31, 2015 and March 31, 2015, respectively, Nil and 2 for the year ended March 31, 2016 and March 31, 2015.

4.	List of subsidiaries as of March 31, 2016 are provided in the table below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro LLC (formerly Wipro, Inc.)

Wipro Gallagher Solutions, Inc.

Wipro Promax Analytics Solutions LLC [Formerly Promax Analytics Solutions Americas LLC]

Infocrossing, Inc.

Wipro Insurance Solutions LLC

Wipro Data Centre and Cloud

Services, Inc. (formerly Macaw Merger, Inc.) Wipro IT Services, Inc.

		Opus Capital Markets Consultants LLC HPH Holdings Corp. (A)	USA USA USA USA USA USA USA USA USA
Wipro Overseas IT Services Pvt. Ltd			India
Wipro Japan KK			Japan
Wipro Shanghai Limited			China
Wipro Trademarks Holding Limited			India
Wipro Travel Services Limited			India
Wipro Holdings (Mauritius) Limited	Wipro Holdings UK Limited	Wipro Information Technogoty Austria GmbH(A) (Formerly Wipro Holdings Austria GmbH) Wipro Digital Aps (A)	Mauritius U.K. Austria Denmark

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
		3D Networks (UK) Limited Wipro Europe Limited (formerly SAIC Europe Limited) (A) Wipro Promax Analytics Solutions (Europe) Limited (formerly Promax Analytics Solutions (Europe) Ltd)	U.K. U.K. UK
Wipro Cyprus Private Limited

Wipro Doha LLC#

Wipro Technologies S.A DE C.V

Wipro BPO Philippines LTD. Inc

Wipro Holdings Hungary Korlátolt Felelősségű Társaság

Wipro Technologies Argentina SA

Wipro Information Technology

Egypt SAE

Wipro Arabia Limited*

Wipro Poland Sp. Z.o.o

Wipro IT Services Poland Sp. z o. o

Wipro Technologies Australia Pty Ltd (formerly Promax Applications Group Pty Ltd) Wipro Corporate Technologies Ghana Limited

Wipro Technologies South

Africa (Proprietary) Limited

Wipro Information Technology

Netherlands BV.

		Wipro Technologies Nigeria Limited Wipro Portugal S.A.(A) Wipro Technologies Limited, Russia Wipro Technology Chile SPA Wipro Solutions Canada Limited Wipro Information Technology Kazakhstan LLP	Cyprus Qatar Mexico Philippines Hungary Argentina Egypt Saudi Arabia Poland Poland Australia Ghana South Africa Nigeria Netherland Portugal Russia Chile Canada Kazakhstan

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation

Wipro Technologies SRL PT WT Indonesia Wipro Australia Pty Limited Wipro (Thailand) Co Limited Wipro Bahrain Limited WLL Wipro Gulf LLC Rainbow Software LLC Cellent AG	Wipro Technologies W.T.

Sociedad Anonima

Wipro Outsourcing Services

(Ireland) Limited

Wipro IT Services Ukraine

LLC

Wipro Technologies Norway

AS

Wipro Technologies VZ, C.A.
Wipro Technologies Peru
S.A.C

Wipro Promax Holdings Pty Ltd
(formerly Promax Holdings
Pty Ltd) (A)

Cellent Mittelstandsberatung

GmbH

Cellent AG Austria(A)

Costa Rica Ireland Ukraine Norway Venezuela Peru Romania Indonesia Australia Australia Thailand Bahrain Sultanate of Oman Iraq Germany Germany Austria
Wipro Networks Pte Limited (formerly 3D Networks Pte Limited)	Wipro (Dalian) Limited		Singapore China
	Wipro Technologies SDN BHD		Malaysia

Wipro Chengdu Limited			China
Wipro Airport IT Services Limited*			India

*	All the above direct subsidiaries are 100% held by the Company except that the Company holds 66.67% of the equity securities of Wipro Arabia Limited and 74% of the equity securities of Wipro Airport IT Services Limited.
#	51% of equity securities of Wipro Doha LLC are held by a local share holder. However, the beneficial interest in these holdings is with the Company.

The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’ and ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD incorporated in South Africa.

(A)	Step Subsidiary details of Wipro Information Technology Austria GmbH, Wipro Europe Limited, Wipro Portugal S.A, Wipro Promax Holdings Pty Ltd, Wipro Digital Aps, Cellent AG Austria and HPH Holdings Corp. are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro Information Technogoty Austria GmbH (Formerly Wipro Holdings Austria GmbH)	Wipro Technologies Austria GmbH New Logic Technologies SARL		Austria Austria France
Wipro Europe Limited (formerly SAIC Europe Limited)	Wipro UK Limited		U.K. U.K.
Wipro Portugal S.A.	Wipro Retail UK Limited Wipro do Brasil Technologia Ltda Wipro Technologies Gmbh Wipro Do Brasil Sistemetas De Informatica Ltd		Portugal U.K. Brazil Germany Brazil
Wipro Promax Holdings Pty Ltd (formerly Promax Holdings Pty Ltd)	Wipro Promax IP Pty Ltd (formerly PAG IP Pty Ltd)		Australia Australia
Wipro Digital Aps	Designit A/S Designit Denmark A/S Designit MunchenGmbH Designit Oslo A/S Designit Sweden AB Designit T.L.V Ltd. Designit Tokyo Ltd. Denextep Spain Digital, S.L	Designit Colombia S A S	Denmark Denmark Denmark Germany Norway Sweden Israel Japan Spain Colombia
Cellent AG Austria	Frontworx Informationstechnologie AG		Austria Austria
HPH Holdings Corp.	Healthplan Holdings, Inc. Healthplan Services Insurance Agency, Inc. Healthplan Services, Inc. Harrington Health Services Inc.		USA USA USA USA USA

5.	Segment Information

The Company is organized by the following operating segments; IT Services and IT Products.

IT Services: The IT Services segment primarily consists of IT Service offerings to customers organized by industry verticals as follows: Banking, Financial Services and Insurance (BFSI), Healthcare and Life Sciences (HLS), Retail, Consumer, Transport and Government (RCTG), Energy, Natural Resources and Utilities (ENU), Manufacturing (MFG), Global Media and Telecom (GMT). It also includes Others which comprises dividend income and gains or losses (net) relating to strategic investments, which are presented within “Finance and other income” in the statement of Income. Key service offering to customers includes software application development and maintenance, research and development services for hardware and software design, business application services, analytics, digital, consulting, infrastructure outsourcing services and business process services.

IT Products: The Company is a value added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to the above items is reported as revenue from the sale of IT Products.

The Chairman and Managing Director of the Company has been identified as the Chief Operating Decision Maker (CODM) as defined by IFRS 8, “Operating Segments”. The Chairman of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segment for the quarter ended March 31, 2016, December 31, 2015 and March 31, 2015, and year ended March 31, 2016 and March 31, 2015 is as follows:

	Quarter ended			Year ended
	March 31, 2016	December 31, 2015	March 31, 2015	March 31, 2016	March 31, 2015
Particulars	Audited	Audited	Audited	Audited	Audited
Revenue
IT Services
BFSI	32,551	32,322	29,852	128,147	115,505
HLS	16,905	14,719	13,171	58,358	49,884
RCTG	19,721	19,158	16,258	74,372	62,209
ENU	17,917	17,708	17,437	70,866	71,229
MFG	24,109	22,683	20,582	90,877	80,303
GMT	16,764	16,557	15,117	64,696	61,050
Others			—		—

Total of IT Services	127,967	123,147	112,417	487,316	440,180
IT Products	9,604	6,503	9,454	29,722	34,006
Reconciling Items	(154)	(134)	(157)	(731)	(1,004)

Total	137,417	129,516	121,714	516,307	473,182

Segment Result
IT Services
BFSI	6,997	7,199	7,474	28,143	27,378
HLS	3,169	3,188	3,031	12,160	10,565
RCTG	3,687	3,809	3,542	13,898	13,190
ENU	3,638	3,436	4,078	14,382	17,561
MFG	4,482	4,142	4,497	17,752	17,127
GMT	3,389	3,093	2,878	12,317	13,574
Others			—	—	583
Unallocated	303	(47)	(723)	1,064	(2,329)

Total of IT Services	25,665	24,820	24,777	99,716	97,649
IT Products	(290)	(505)	58	(864)	374
Reconciling Items	(539)	(441)	(279)	(1,831)	(2,600)

Total	24,836	23,874	24,556	97,021	95,423
Finance Expense	(1,284)	(1,423)	(912)	(5,582)	(3,599)
Finance and Other Income	5,617	6,227	5,476	23,280	19,859

Profit before tax	29,169	28,678	29,120	114,719	111,683

Notes:

a)	‘Reconciling items’ includes elimination of inter-segment transactions, dividend income/ gains/ losses relating to strategic investments and other corporate activities.

b)	Segment result represents operating profits of the segments and dividend income and gains or losses (net) relating to strategic investments, which are presented within “Finance and other income” in the statement of Income.

c)	Revenues include excise duty amounting to Nil, Nil and Nil for the quarter ended March 31, 2016, December 31, 2015 and March 31, 2015, respectively, Nil and 2 for the year ended March 31, 2016 and March 31, 2015. For the purpose of segment reporting, the segment revenues are net of excise duty. Excise duty is reported in reconciling items.

d)	Revenue from sale of traded cloud based licenses is reported as part of IT Services revenues.

e)	For the purpose of segment reporting, the Company has included the impact of ‘foreign exchange gains / (losses), net’ in revenues (which is reported as a part of operating profit in the statement of income).

f)	For evaluating performance of the individual business segments, stock compensation expense is allocated on the basis of straight line amortization. The differential impact of accelerated amortization of stock compensation expense over stock compensation expense allocated to the individual business segments is reported in reconciling items.

g)	For evaluating the performance of the individual business segments, amortization of intangibles arising out of business combinations are reported in reconciling items.

h)	The Company generally offers multi-year payment terms in certain total outsourcing contracts. These payment terms primarily relate to IT hardware, software and certain transformation services in outsourcing contracts. Corporate treasury provides internal financing to the business units offering multi-year payments terms. The finance income on deferred consideration earned under these contracts is included in the revenue of the respective segment and is eliminated under reconciling items.

6.	Business Combinations

Cellent AG

On January 5, 2016, the Company obtained control of Cellent AG (“Cellent”) by acquiring 100% of its share capital. Cellent is an IT consulting and software services company offering IT solutions and services to customers in Germany, Switzerland and Austria. This acquisition is expected to provide Wipro with scale and customer relationships, in the Manufacturing and Automotive domains in Germany, Switzerland and Austria region.

The acquisition was executed through a share purchase agreement for a consideration of 5,800 (EUR 80.4 million).

The following table presents the provisional allocation of purchase price:

Description	Pre-acquisition carrying amount	Fair value adjustments	Purchase price allocated
Net assets	852	—	852
Customer related intangibles	—	1,001	1,001
Brand	—	317	317
Deferred tax liabilities on intangible assets	—	(391)	(391)

Total	852	927	1,779

Goodwill			4,021

Total purchase price			5,800

Net assets acquired include 367 of cash and cash equivalents and trade receivables valued at 1,389.

The goodwill of 4,021 comprises value of acquired workforce and expected synergies arising from the acquisition. Goodwill is not deductible for income tax purposes.

The pro-forma effects of this acquisition on the Company’s results were not material.

The purchase consideration has been allocated on a provisional basis based on management’s estimates. The Company is in the process of making a final determination of the fair value of assets and liabilities. Finalization of the purchase price allocation may result in certain adjustments to the above allocation.

Healthplan Services

On February 29, 2016, the Company obtained full control of HPH Holdings Corp. (“Healthplan Services”). HealthPlan Services offers market leading technology platforms and a fully integrated Business Process as a Service (BPaaS) solution to Health Insurance companies (Payers) in the individual, group and ancillary markets. HealthPlan Services provides U.S. Payers with a diversified portfolio of health insurance products delivered through its proprietary technology platform.

The acquisition was consummated for a consideration of 31,069 (USD 454.1 million) which includes a deferred earn-out component of 1,115 (USD 16.3 million), which is linked to achievement of revenues and earnings over a period of 3 years ending March 31, 2019. The fair value of the earn-out liability was estimated by applying the discounted cash flow approach considering discount rate of 14.1% and probability adjusted revenue and earnings estimates. This earn-out liability was fair valued at 536 million (USD 7.8 million) and recorded as part of preliminary purchase price allocation.

The following table presents the provisional allocation of purchase price:

Description	Pre-acquisition carrying amount	Fair value adjustments	Purchase price allocated
Net assets	368	1,604	1,972
Technology platform	1,087	1,904	2,991
Customer related intangibles	—	5,853	5,853
Non-compete agreement	—	315	315
Deferred tax liabilities on intangible assets	—	(3,066)	(3,066)

Total	1,455	6,610	8,065

Goodwill			22,425

Total purchase price			30,490

Net assets acquired include 47 of cash and cash equivalents and trade receivables valued at 2,449.

The goodwill of 22,425 comprises value of acquired workforce and expected synergies arising from the acquisition. Goodwill is not deductible for income tax purposes.

The purchase consideration has been allocated on a provisional basis based on management’s estimates. The Company is in the process of making a final determination of the fair value of assets and liabilities. Finalization of the purchase price allocation may result in certain adjustments to the above allocation.

The pro-forma effects of this acquisition on the Company’s results were not material.

Viteos Group

On December 23, 2015, the Company entered into an agreement to acquire Viteos Group, a Business Process as a Service (BPaaS) provider for the alternative investment management industry for a purchase consideration of USD 130 million. The acquisition is subject to customary closing conditions and regulatory approvals and is expected to be completed in the quarter ending June 30, 2016.

7.	Statement of Assets and Liabilities

	( in million, unless stated otherwise)
	As at	As at
Particulars	March 31, 2016	March 31, 2015
I. EQUITY AND LIABILITIES
1. Shareholder’s funds
Share capital	4,941	4,937
Reserves and surplus	461,137	403,045

	466,078	407,982

2. Minority Interest	2,224	1,646

3. Non- current liabilities
Long-term borrowings	17,361	12,707
Deferred tax liabilities	5,108	3,240
Other long term liabilities	7,344	3,729
Long-term provisions	8,245	6,700

	38,058	26,376

4. Current liabilities
Short term borrowings	107,860	66,206
Trade payables and accrued expense	68,187	58,745
Other current liabilities	34,237	29,525
Short term provisions	8,277	9,553

	218,561	164,029

TOTAL EQUITY AND LIABILTIES	724,921	600,033

Particulars	As at March 31, 2016	As at March 31, 2015
II ASSETS
1. Non-current assets
Fixed assets
Tangible assets	64,952	54,206
Intangible assets	15,841	7,931
Goodwill	101,991	68,078
Non-current investments	4,907	3,867
Deferred tax assets	3,800	2,945
Long-term loans and advances	11,751	11,409
Other non-current assets	16,088	15,105

	219,330	163,541

2. Current assets
Current investments	132,944	53,908
Inventories	5,390	4,849
Trade receivables	102,380	91,531
Cash and bank balances	99,049	158,940
Short-term loans and advances	7,812	6,490
Other current assets	158,016	120,774

	505,591	436,492

TOTAL ASSETS	724,921	600,033

8.	Subsequent Events

On April 20, 2016, the Board of Directors of the Company declared a final dividend of 1 ($ 0.02) per equity share and ADR (50% on an equity share of par value of 2).

On April 20, 2016, the Board of Directors approved a buyback proposal for purchase by the Company of up to 40 million shares of 2 each (representing 1.62% of total equity capital) from the shareholders of the Company on a proportionate basis by way of a tender offer route at a price of 625 per equity share for an aggregate amount not exceeding 25,000 million in accordance with the provisions of the Companies Act, 2013 and the SEBI (Buy Back of Securities) Regulations, 1998.

By order of the Board,	For, Wipro Limited

Azim H Premji
Place: Bangalore	Chairman &
Date: April 20, 2016	Managing Director